UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Roman Acquisition Corp.
___________________________________________________________________________
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
___________________________________________________________________________
(Title of Class of Securities)

To Be Applied For
____________________________________
(CUSIP Number)

Bruce Brandt, President
Roman Acquisition Corp.
3273 E. Warm Springs, Rd.
Las Vegas, NV 89120
___________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2008
___________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a  statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons:	Golden Buffalo Capital, LLC
I.R.S. Identification Nos. of above persons (entities only):  20-8583866

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[_]

3.	SEC Use Only:

4.	Source of Funds (See Instruction):	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	[ ]

6.	Citizenship or Place of Organization:	Nevada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	0 SHARES

8.	Shared Voting Power:	N/A

9.	Sole Dispositive Power:	0 SHARES

10.	Shared Dispositive Power:	N/A

11.           Aggregate Amount Beneficially Owned by Each Reporting Person:  0 SHARES

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):   [         ]

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): OO- Limited Liability Company

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ITEM 1.                      SECURITY AND ISSUER.

This statement relates to the Common Stock, par value $0.001 per share (the "Shares"), of Roman Acquisition Corp., a Nevada Corporation (the "Issuer").  The Issuer's current principal executive offices are located at 3273 E. Warm Springs, Rd., Las Vegas, NV 89120.

ITEM 2.                      IDENTITY AND BACKGROUND

This Statement is being filed by Golden Buffalo Capital, LLC, a Nevada limited liability company (the “Reporting Person”).  The Reporting Person was organized under the laws of the State of Nevada to conduct any lawful business, including but not limited to investing in the Issuer. The principal business address of the Reporting Person is 248 W. Park Avenue #240, Long Beach, NY 11561. The sole person controlling the Reporting Person is set forth on Schedule A attached hereto.

(d) and (e). During the previous five (5) years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Golden Buffalo LLC, sold 3,000,000 shares of the Issuer in a private transaction and received the sum of $34,999.  After the sale, Golden Buffalo LLC owns no shares of the common stock of the Issuer.

ITEM 4.                      PURPOSE OF TRANSACTION

Golden Buffalo LLC no longer has any affiliation with the Issuer.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER.

(a)	Golden Buffalo LLC beneficially owns no shares of the Issuer’s Common Stock.

(b)
The responses of each Reporting person to Items 7 through 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

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ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, theh Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.                      MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1:                     Share Purchase Agreement (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 24, 2008

Golden Buffalo Capital, LLC

By: /s/ Bryan S. Glass
Bryan S. Glass
President - BB Capital Management Corp.
Manager of Golden Buffalo Capital, LLC

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Schedule A
Controlling Persons of
Golden Buffalo Capital, LLC

Set forth below is the name, business address, present principal occupation or employment, and citizenship for each control person of the Reporting Person. Unless otherwise indicated, the business address of each individual set forth below is Golden Buffalo Capital, LLC, 248 W. Park Avenue #240, Long Beach, NY 11561.

Individual Ultimately Controlling Reporting Person	Occupation	Citizenship
Bryan S. Glass	President , BB Capital Management Corp.	United States

Exhibit 1
STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT, effective as of the 22nd day of June, 2008 by and between GOLDEN BUFFALO CAPITAL LLC ("Seller") with an address of 3273 E. Warm Springs Road, Las Vegas, Nevada 89120 and Micheal Nugent ATF The Twenty Second Trust ("Buyer") with an address of 42 Brittanic Crescent, Sovereign Island, Queensland, Australia 4216.

WHEREAS, Seller owns THREE MILLION (3,000,000) shares of common stock (the "Shares") of Roman Acquisition Corp. (the "Company").  This Agreement provides for the acquisition of the Shares by Buyer for a purchase price of Thirty Four Thousand Nine Hundred Ninety Nine U.S. Dollars ($34,999.00) in immediately available funds (the “Purchase Price”).

WHEREAS, The Seller and Buyer have determined, subject to the terms and conditions set forth in this Agreement, that the transaction contemplated hereby is desirable and in the their best interests, respectively.  This Agreement is being entered into for the purpose of setting forth the terms and conditions of the proposed acquisition.

NOW, THEREFORE, on the stated premises and for and in consideration of the mutual covenants and agreements hereinafter set forth and the mutual benefits to the parties to be derived here from, it is hereby agreed as follows:

ARTICLE I
SALE AND PURCHASE OF THE SHARES

1.1           Sale and Purchase.  Subject to the terms and conditions hereof, at the Closing (as defined in paragraph 1.2 below), Seller agrees to sell, assign, transfer, convey and deliver to Buyer, and Buyer agrees to purchase from Seller, the Shares.

1.2           Closing.  The purchase shall be consummated at a closing ("Closing") to take place at 10:00 o'clock a.m., at the offices of Cane Clark LLP on June 24, 2008 unless extended by agreement of the parties hereto (the "Closing Date").

1.3           Purchase Price.  The Purchase Price shall be paid on or before the Closing Date, by Buyer to Seller, by wire transfer, bank draft or certified check or other form of immediately available good funds against delivery of the Shares in transferable form from Seller to Buyer.

ARTICLE II
REPRESENTATIONS, COVENANTS AND WARRANTIES

2.1           By Seller.  As an inducement to and to obtain the reliance of Buyer, Seller represents and warrants to Buyer as follows:

a. The Company is a corporation duly organized and validly existing and in good standing under the laws of the State of Nevada and has the corporate power and authority to carry on the business it is now being conducted.  Seller does not require any consent and/or authorization, declaration or filing with any government or regulatory authority to undertake any actions herein;

b. The Company has filed with the United States Securities and Exchange Commission (`SEC") a registration statement on Form 10-SB effective pursuant to the Securities Exchange Act of 1934 and is a reporting company pursuant to Section 12(g) thereunder;

c. The Company has timely filed and is current on all reports required to be filed by it pursuant to Sections 13 and 15 of the Securities Exchange Act of 1934;

d. The Company is newly formed with no financial information available and with no transactions other than as included in its SEC filings;

e. To Seller’s knowledge here are no legal actions, suits, arbitrations, or other administrative, legal or governmental proceedings threatened or pending against the Company and/or Seller;

f. The Company has no subsidiaries or any direct or indirect ownership interest in any other corporation, partnership, association, firm or business in any manner;

g. The Company does not have in effect nor has any present intention to put into effect any employment agreements, deferred compensation, pension retirement agreements or arrangements, options  arrangements, bonus, stock purchase agreements, incentive or profit-sharing plans;

h. No person or firm has, or will have, any right, interest or valid claim  against the Company for any commission, fee or other compensation in connection with the sale of the Shares herein as a finder or broker or in any similar capacity as a result of any act or omission by the Company and/or Seller or anyone acting on behalf of the Company and/or Seller;

i. The business and operation of the Company has been conducted  in  accordance with all applicable laws of the state of Nevada;

j. The  execution, delivery or performance of this Agreement does not violate the Company’s by-laws, Articles of Incorporation, or any existing resolutions;

k. The Company has not conducted any business and/or entered into any agreements with third-parties;

l. This Agreement has been duly executed and delivered by Seller and constitutes a valid and binding instrument, enforceable in accordance with its terms and does not conflict with or result in a breach of or in violation of the terms, conditions or provisions of any agreement to  which the Company and/or Seller a party or by which they are bound; and

m. Seller understands covenants and represents that Seller shall be responsible for and pay all taxes associated with the transactions contemplated by this Agreement.  Seller is not a party to any tax allocation or sharing agreement.  The Shares are not subject to any lien arising in connection with any failure or alleged failure to pay tax.  There are no pending, threatened, or proposed audits, assessments or claims from any tax authority for deficiencies, penalties, or interest with respect to each Seller that would affect the Shares.

As an inducement to and to obtain the reliance of Seller, Buyer represents and warrants to Seller as follows:

a. Buyer has the power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby;

b. This Agreement has been duly authorized, executed and delivered by Buyer and constitutes a valid and binding instrument, enforceable in accordance with its terms and does not conflict with or result in a breach of or in violation of the terms, conditions or provisions of any agreement to which Buyer is a party or by which Buyer is bound;

c. Buyer was not presented with or solicited by or through any leaflet, public promotional meeting, television advertisement or any other form of general solicitation or advertising;

d. Buyer is purchasing the Shares solely for his own account for the purpose of investment and not with a view to, or for sale in connection with, any distribution of any portion thereof in violation of any applicable securities law;

e. Buyer is an "accredited investor" as defined under Rule 501 under the Securities Act; and

f. Buyer understands and hereby agrees that the Shares are restricted securities and therefore subject to resale restrictions and requirements.

ARTICLE III

EXCHANGE PROCEDURE AND OTHER CONSIDERATION

Section 3.1 Seller’s Delivery of the Shares. On the Closing Date, the Seller shall deliver the Shares to Buyer together with a stock power or other instruction required for the transfer of the Shares to Buyer.  If necessary, after the sale closes the Seller shall also execute such other certificates or other documents reasonably necessary to transfer the Shares to Buyer.  The Seller shall also deliver to Buyer (a) a board resolution signed by all directors of the Company appointing Buyer’s nominee to be the sole officer and director of the Company; and (b) the resignations of all officers and directors of the Company, effective immediately in the case of officers and upon the passage of ten (10) days following mailing and filing of a Schedule 14F-1 in the case of directors.

Section 3.2 Buyer’s Delivery of Purchase Price.  On the Closing Date, Buyer shall deliver the Purchase Price to Seller.  The Buyer shall also deliver to Seller written consents to serve executed by the person(s) to be named as officer and directors of the Company.

Section 3.3 Notice of Change in Control.  As soon as practicable following the Closing Date, Buyer shall cause the Company to file those notices required by the Securities Exchange Act by reason of the transactions contemplated herein, except that Buyer shall file its own notices as required on Forms 13D and 5.

ARTICLE IV

Section 4.1 Brokers and Finders. The Seller represents, warrants, and agrees that any finders fee, or any other type of fee related to the sale contemplated by this Agreement, will be paid by the Seller. The Buyer represents and warrants that he/she/it has made no agreements involving any fees of any type that relate to this Agreement and that would involve the Seller.

Section 4.2 Notices. Any notices or other communications required or permitted hereunder shall be sufficiently given if personally delivered to it or sent by registered mail or certified mail, postage prepaid, or by prepaid telegram addressed to the addresses set forth above in this Agreement or such other addresses as shall be furnished in writing by any party in the manner for giving notices hereunder, and any such notice or communication shall be deemed to have been given as of  the date so delivered, mailed or telegraphed.

Section 4.3 Attorneys' Fees.  Each party will be responsible for their own attorney’s fees.

Section 4.4 Confidentiality.  Each party hereto agrees with the other party that, unless and until the transactions contemplated by this Agreement have been consummated, they and their representatives will hold in strict confidence all data and information obtained with respect to another party or any subsidiary thereof from any representative, officer, director or employee, or from any books or records or from personal inspection, of such other party, and shall not use such data or information or disclose the same to others, except:  (i)  to the extent such data is a matter of public knowledge or is required by law to be published; and (ii)  to the extent that such data or information must be used or disclosed in order to consummate the transactions contemplated by this Agreement.

Section 4.5 Third Party Beneficiaries. This contract is between Seller and Buyer, and the Company may be a third party beneficiary of this Agreement.  Except for the shareholders of the Company and as specifically provided, no other person or entity shall be deemed to be a third party beneficiary of this Agreement.

Section 4.6 Entire Agreement. This Agreement represents the entire agreement between the parties relating to the subject matter hereof.  This Agreement alone fully and completely expresses the agreement of the parties relating to the subject matter hereof.  There are no other courses of dealing, understanding, agreements, representations or warranties, written or oral, except as set forth herein.  This Agreement may not be amended or modified, except by a written agreement signed by all parties hereto.

Section 4.7 Survival; Termination.  The representations, warranties and covenants of the respective parties shall survive the Closing Date and the consummation of the transactions herein contemplated.

Section 4.8 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument.

Section 4.9 Amendment or Waiver.  Every right and remedy provided herein shall be cumulative with every other right and remedy, whether conferred herein, at law, or in equity, and may be enforced concurrently herewith, and no waiver by any party of the performance of any obligation by the other shall be construed as a waiver of the same or any other default then, theretofore, or thereafter occurring or existing.  At any time prior to the Closing Date, this Agreement may be amended by a writing signed by all parties hereto, with respect to any of the terms contained herein, and any term or condition of this Agreement may be waived or the time for performance hereof may be extended by a writing signed by the party or parties for whose benefit the provision is intended.

Section 4.10 Expenses.   Each party herein shall bear all of their respective costs and expenses incurred in connection with the negotiation of this Agreement and in the consummation of the transactions provided for herein and the preparation thereof.

Section 4.11 Headings; Context. The headings of the sections and paragraphs contained in this Agreement are for convenience of reference only and do not form a part hereof and in no way modify, interpret or construe the meaning of this Agreement.

Section 4.12 Assignment.  This Agreement shall not be assigned by any party without the prior written consent of the other party.

Section 4.13 Severability.  In the event that any particular provision or provisions of this Agreement or the other agreements contained herein shall for any reason hereafter be determined to be unenforceable, or in violation of any law, governmental order or regulation, such unenforceability or violation shall not affect the remaining provisions of such agreements, which shall continue in full force and effect and be binding upon the respective parties hereto.

Section 4.14 No Strict Construction.  The language of this Agreement shall be construed as a whole, according to its fair meaning and intendment, and not strictly for or against either party hereto, regardless of who drafted or was principally responsible for drafting the Agreement or terms or conditions hereof.

Section 4.15 Execution Knowing and Voluntary.  In executing this Agreement, the parties severally acknowledge and represent that each: (a) has fully and carefully read and considered this Agreement; (b) has been or has had the opportunity to be fully apprized by its attorneys of the legal effect and meaning of this document and all terms and conditions hereof;  (c) is executing this Agreement voluntarily, free from any influence, coercion or duress of any kind.

Section 4.16  Further Assurances, Cooperation.  Each party shall, upon reasonable request by the other party, execute and deliver any additional documents necessary or desirable to complete sale contemplated by this agreement.  The parties hereto agree to cooperate and use their respective best efforts to consummate the transactions contemplated by this agreement.

Section 4.17 Governing Law.  This Agreement shall be construed (both as to validity and performance) and enforced in accordance with and governed by the laws of the state of Nevada applicable to agreements made and to be performed wholly within such jurisdiction and without regard to conflicts of laws.  Any dispute arising out of this Agreement shall be resolved in the state or federal courts sited in Clark County, Nevada to the exclusion of all other venues.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

Seller	Buyer
By: /s/ Bryan S. Glass Name: Bryan S. Glass Title: President BB Capital Management Corp., manager for Golden Buffalo Capital, LLC	By: /s/ Micheal Nugent Name: Micheal Nugent ATF The Twenty Second Trust Title: Trustee